Exhibit 99.04
English version for information purposes only
THIS AGREEMENT is made on 5 March 2010 BETWEEN:
(1)	Promotora de Informaciones, S.A., a company of Spanish nationality, with registered office at Madrid, calle Gran Vía 32, with tax identification number A-28.297.059, registered at the Mercantile Registry of Madrid, at section 3[a], sheet M-19511 (Prisa), duly represented by Mr. Juan Luis Cebrián, with Spanish identity card number [551854-S], as “Consejero Delegado” of Prisa.
(2)	Mr. Nicolas Berggruen, with US passport number [●], and Mr. Martin E. Franklin, with US passport number [●] (the Sponsors of Liberty, and together with Prisa, the Parties).
RECITALS
(A)	Prisa and Liberty Acquisition Holdings Corp. (with its successors) (Liberty) have entered into a business combination agreement dated as of 5 March 2010 (the Business Combination Agreement), by virtue of which, subject to certain conditions, Prisa will approve an increase of capital in kind through an exchange of securities involving the delivery of the shares and warrants of Liberty against new shares of Prisa, which will be reflected in the books and accounts of Prisa as the subscription of such new shares by a depositary bank — acting in a purely fiduciary capacity for the benefit of the actual owners of the new shares of Prisa (the former share and warrant holders of Liberty) — which, upon receipt of the new shares of Prisa, will issue “American Depositary Receipts” evidencing the ownership of the Prisa shares (Prisa ADRs) to Library’s former share and warrant holders (the Transaction).

Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Business Combination Agreement.
(B)	Prisa is entering into the Business Combination Agreement on the basis that it will receive access to all cash owned by Liberty at the time of consummation of the above-referred exchange of securities by becoming the 100% owner of all equity interests in Liberty, whose assets shall consist of such amount of cash.
(C)	Given that once the Transaction has taken place, there might exist, or in the future be asserted, claims or actions against or in relation to Liberty and to Prisa as result of its acquisition of Liberty, which may have the effect in practice of reducing the amount of cash on Liberty’s balance sheet existing at the date of Closing, Prisa has conditioned its entering into the Business Combination Agreement, and, consequently, the performance of the Transaction, on obtaining an indemnity in the terms set forth herein in favor of Prisa, (the Beneficiary).
(D)	In the light of the foregoing, the Parties have agreed to enter into this indemnity agreement (this Agreement), according to which the Sponsors of Liberty shall hold the Beneficiary harmless from certain liabilities upon the terms and conditions set forth below.
NOW THEREFORE, the Parties agree as follows:
1. Indemnity

1.1 Scope of the indemnity
The Sponsors of Liberty shall jointly and severally indemnify, defend and hold the Beneficiary harmless against any and all loss, liability, obligation, damage, cost, expense, fine or penalty, interest, tax, assessment, judgement or deficiency of any nature whatsoever (the Damages), suffered by the Beneficiary arising from, as a result of or in connection with the acquisition of Liberty by Prisa, regardless of whether such Damages arise at, before or after Closing, provided that they are based on circumstances existing on or before Closing related to :
(i)	Such financial information about Liberty contained or that ought to have been contained in the Proxy Statement, any Registration Statement or the PRISA Prospectus;
(ii)	Any claim arising from, as a result of or in connection with the Initial Public Offer of Liberty; or
(iii)	Any other Liability of Liberty, (including unpaid Taxes for tax periods ending prior to Closing).
excluding claims arising from, as result of or in connection with Liberty entering into this Transaction. (the Indemnified Liabilities).
1.2 Quantitative restrictions
Notwithstanding any of the foregoing, the Sponsors of Liberty shall not be required or obligated to provide indemnification hereunder unless and provided that:
(i)	The Damages for any individual Indemnified Liability is in excess of two thousand Euros (€2,000) (which amounts, for the avoidance of doubt, shall not be used to determine whether the Deductible shall have been reached, unless there were individual Indemnified Liabilities with a common cause exceeding the referred minimum amount).
(ii)	The aggregate amount of indemnifiable Damages hereunder exceeds five hundred thousend Euros (€500,000) (the Deductible), in which case the Sponsors of Liberty shall be responsible only for those Damages in excess of the Deductible, no matters what the individual Indemnity Liability amounts to.
(iii)	The maximum aggregate amount of Damages that the Sponsors of Liberty shall be responsible for shall be three hundred million Euros (€300,000,000).
1.3 Temporal restrictions
The obligations of the Sponsors of Liberty under this Agreement shall terminate on 25 February 2015 (the Termination Date), and no Beneficiary shall be entitled to make or assert any claim for Damages (including with respect to any third parties) after the Termination Date; provided, that if there shall exist any unresolved or unpaid claim for Damages as of the Termination Date, the indemnification obligations of the Sponsors of Liberty hereunder shall not terminate with respect to such claim until the final resolution (and any required payment) for such claim.

2. Procedure for indemnification
2.1 Acknowledgement of the existence of Damages
In the event the Beneficiary becomes aware of any Third party claim or any event, fact, matter or occurrence, which would give rise to or constitutes Damages, such Beneficiary shall, as soon as reasonably practicable, provide notice (a Notice of Claim) of the Third party claim or Damages to the Sponsors of Liberty; provided that any failure on the part of a Beneficiary to give such notice shall not alter or diminish the indemnification obligations of the Sponsors of Liberty hereunder except to the extent the rights of the Sponsors of Liberty are actually and materially prejudiced as a result of such failure.
Upon receipt of a Notice of Claim, the Sponsors of Liberty shall, as soon as reasonably practicable, but in no event later than 10 days following receipt thereof, notify the Beneficiary of their full acceptance of responsibility hereunder for, or rejection of all or any part of, the Third party claim and/or the alleged Damages. In the event the Sponsors of Liberty reject (including by virtue of the last sentence of this clause 2.1) in whole or in part such Third party claim or Damages, the Parties shall negotiate in good faith during a maximum period of twenty (20) days after the receipt of the notice of objection (or, following such ten day period in the event the last sentence of this clause 2.1 is applicable) in order to reach an agreement. Any failure by the Sponsors of Liberty to give any notice required under and in accordance with this paragraph shall be deemed a total rejection of the Third party claim and/or the alleged Damages and the refusal of the Sponsors of Liberty to reimburse the Beneficiary for the alleged Damages.
Any failure by the Parties to reach an agreement with regard to the existence or non-existence of a Third party claim or the alleged Damages or the amount of the Damages to be indemnified, shall be resolved in accordance with clause 8 below.
2.2 Indemnification of Damages
Once any Damages have been acknowledged or agreed to by the Sponsors of Liberty, the Sponsors of Liberty shall, no later than twenty days (20) days after such acknowledgement or agreement, remit to the Beneficiary cash funds in an amount equal to such Damages to an account specified by such Beneficiary.
Any failure on the part of the Sponsors of Liberty to make any payment contemplated by the foregoing paragraph within the time frame specified shall be considered an infringement of this Agreement and shall be resolved in accordance with clause 8 below.
2.3 Conduct of defense
In case the Sponsors of Liberty acknowledge or agree to the responsibility hereunder for a Third party claim according to Clause 2.1 above and provided that the Sponsors of Liberty shall have complied with their obligation set forth in clause 2.2, the Sponsors of Liberty shall be entitled to conduct the defense, if any, of the Third party claim. The Sponsors of Liberty shall include notice of their election as to the conduct of the defense of a Third party claim in the notice of acknowledgement and agreement contemplated by the second paragraph of clause 2.1 above. In the event the Sponsors of Liberty elect to conduct the defense of a Third party claim, the Beneficiary shall be entitled to participate in such defense and shall be entitled to reimbursement from the Sponsors of Liberty for their reasonable attorneys fees and expenses in connection therewith.
Any failure by the Sponsors of Liberty to give notice to the Beneficiary as set forth in the previous paragraph shall deemed an election on their part not to conduct the defense of the relevant Third party claim and their acceptance of the Damages suffered or incurred by the Beneficiary as a result of or in connection with such Third party claim.
Regardless of whether the Sponsors of Liberty elect to conduct the defense of a Third party claim, they shall make available to the Beneficiary the necessary funds for any required deposits or guarantees and comply with any interim or preliminary measures that a court or administrative office requests to be put in place in relation to such Third party claim. Amounts released from any such deposits or guarantees shall within fifteen (15) days be reimbursed to the Sponsors of Liberty, so long as no Damages in connection therewith remain to be indemnified and reimbursed to the Beneficiary.
Failure by the Sponsors of Liberty to comply with their obligations under this clause will entitle the Beneficiary to make use of the mechanism provided in clause 8 for the resolution of disputes hereunder.
Regardless of which Party is conducting the defense of any Third party claim, the other Party shall cooperate fully on a timely basis and as and to the extent reasonably requested. The Party conducting the defense shall keep the other Party reasonably informed of any changes or other developments on a timely basis.
3. Confidentiality
Except with the consent of the other Party or as may be otherwise required by applicable law, including the rules of the NYSE, AMEX or the CNMV, neither the Sponsors of Liberty, nor Prisa (nor any of their respective representatives) shall disclose the existence or contents of this Agreement, unless such disclosure results from the enforcement of the rights and obligations set out hereunder.
4. Amendments
Any amendments to this Agreement shall be in writing and shall have no effect unless and until executed by the duly authorized representatives of the Parties.
5. Assignment
This Agreement and the rights and obligations hereunder shall not be assignable by any Party, whether in whole or in part without the prior written consent of the other Parties.
6. Notices
All notices and other communications hereunder shall be in writing and shall be deemed given (i) upon personal delivery to the party to be notified; (ii) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this clause or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this clause; or (iii) when delivered by an express courier (with confirmation) of delivery); in each case to the party to be notified at the following address (or at such other address for a party as shall be specified by like notice):

(i)	If to Prisa, to:

Gran Vía, 32
28013 Madrid
Spain
Fax: 34 913301070
Attention: Sr. Iñigo Dago
E-mail: idago@prisa.es

With a copy to:
Cortés, Abogados

Hermanos Bécquer, 8
28006 Madrid
Spain
Fax 34 91 5627370
Attention: Sr. Matías Cortés
E-mail: pcalle@cortes-abogados.com

(ii)	If to the Sponsors, to:

Nicolas Berggruen
1144 Avenue of the Americas, 41st Floor
E-mail: nb@berggruenholdings.com

Martin Franklin
555 Theodore Fremd Avenue, Suite B-302
Rye, NY 10580
E-mail: mfranklin@JARDEN.com

With a copy to:

Greenberg Traurig
401 East Las Olas Blvd., Suite 2000
Fort Lauderdale, FL 33301
Attn: Donn Beloff
E-mail: beloffd@gtlaw.com

Notwithstanding the foregoing, any notice or communication to the Sponsors of Liberty which, after a period of time two months has not been successfully given, despite several good faith attempts by Prisa, shall be deemed given if notified by a Spanish public notary to the following address
GARRIGUES
Hermosilla, 3
Madrid 28001
Attn: Ángel Calleja
E-mail: angel.calleja@garrigues.com
7. Provisions severable
In case any provision of this Agreement is determined to be invalid or unenforceable, such determination shall not affect the validity or enforceability of any other provision hereof. However, the Parties shall attempt, through negotiations in good faith, to replace any provision of this Agreement so determined to be invalid or unenforceable. The failure of the Parties to reach an agreement on such replacement shall not affect the validity or enforceability of the remaining provisions of this Agreement.
8. Governing law and dispute resolution
8.1 Governing law
This Agreement shall be governed by, and construed in accordance with, the laws of the Kingdom of Spain.
8.2 Dispute resolution
Any and all claims, counterclaims, demands, causes of action, disputes, controversies or any other matters in question arising out of or in connection with this Agreement, or the alleged breach, invalidity or rescission hereof, or in any way relating to the subject matter of this Agreement, shall be settled by the Tribunals of Madrid, Spain.
9. Language
The language of this Agreement is Spanish and the Spanish document shall govern the relationship of the Parties hereunder for all purposes, this document being an English version thereof for the convenience of the Parties, which for all purposes and effects shall serve solely for informational purposes.
10. Counterparts
This Agreement may be executed in counterparts, and by facsimile or portable document format (pdf) transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

IN WITNESS WHEREOF, this Agreement has been signed by the Parties on the date first stated above.

Promotora de Informaciones, S.A.	Mr. Nicolas Berggruen
By: Mr. Juan Luis Cebrián

/s/ Mr. Juan Luis Cebrián	/s/ Mr. Nicolas Berggruen

Mr. Martin E. Franklin

/s/ Mr. Martin E. Franklin